BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783



BAA

23 May 2006



06013950

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

SUPPL

Dear Sirs

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp

**Sarah Hunter**
**Head of Investor Relations**

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6783

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 23 May 2006

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

________________________
Signed

________________________
Name

________________________
Date

BAA

News release



**Immediate Release**
**23 May 2006**

## BAA announces contract award for its £500 million Media Sales concession

Media@baa, the in-house owner of BAA's advertising portfolio, announced today that JCDecaux Airport is to be awarded the contract for its media account. The sale of media over the term of the contract is expected to raise revenues of £500 million from which BAA receives the majority of the revenues and JCDecaux Airport receives a fee structured to incentivise performance.

The new contract, due to start in April 2007, has a term of seven years with an option for BAA to extend by three years. It is designed to continue the development of innovative media alongside traditional formats to reflect BAA's position as a world leader in out-of-home media.

Brands utilising the numerous media opportunities at BAA's seven UK airports will be exposed to an audience with a unique profile which is clearly defined, affluent and diverse comprising over 140 million passengers a year.

The opening of Heathrow's Terminal 5 in March 2008 will also add many spectacular and innovative opportunities for brands to reach the growing airport audience, forecast to reach over 200 million a year by 2017.

Stephen Nelson, BAA Retail Director, comments: "It has been an exciting and thorough process and we've been extremely impressed with all the submissions. Whilst it was a close run competition, JCDecaux Airport emerged as the strongest candidate and we are looking forward to working with them to further push the boundaries in what media can achieve at BAA, particularly with the exciting opportunities coming at Terminal 5."



**Corporate Affairs, 130 Wilton Road, London SW1V 1LQ**
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
www.baa.com



Commenting on this award, Jean-François Decaux, Chairman of the Board and Co-Chief Executive Officer at JCDecaux adds: *"We are delighted that we will be able to build on our successful relationship with BAA. This is a long-term partnership and comes at a very exciting time with the opening of Terminal 5 only two years away and the potential subsequent development of Heathrow East. This unique opportunity will enable us to bring to market many new innovative channel and sponsored services, and create a new digital showcase across BAA's seven UK airports."*

For further information on BAA plc see www.baa.com

- Ends -


**Media enquiries:** **Kate Johansen-Berg / Michelle Hamilton**
**Kavanagh Communications**
**Tel: +44 (0)1483 238840**

**City enquiries:** **Sarah Hunter, BAA plc**
**Tel: +44 (0)20 7932 6692**


**Notes to editors**

The short-list comprised five sales companies: JCDecaux Airport, Clear Channel, Eye Corp, Maiden and Viacom - all of which were invited to submit a formal tender to BAA.

The announcement follows an extensive Official Journal of the European Union (OJEU) compliant five month tender process. BAA is required to comply with procurement rules which apply to certain utilities and companies operating in defined sectors.

The process to appoint a media partner followed two stages. Firstly, a six week pre-qualification process following the posting of the OJEU notice to ensure that only companies capable of fulfilling the contract were invited to the two-stage tender, and secondly, the tender process involved a formal presentation to a BAA selection panel, comprising of senior management drawn from various commercial teams within the BAA Retail business.

The selection criteria were designed to identify a company that would work alongside BAA to fully exploit the unique, premium audience and continue to improve the performance of the BAA media portfolio.

The selection process covered the following criteria:

- Financial submission based on margins for traditional and innovative media, and guaranteed minimum annual payments

- Company capability and experience, covering the company's background, vision, mission and operational excellence

- Company management and staffing structure, covering the senior management, sales, marketing and operational resource dedicated to the BAA account

- The company's business development, marketing and partnership strategies, with an emphasis on the introduction of new and innovative media products.

**Leading the world in travel retail**

Through its seven UK airports and further operations at 12 other airports across the world, BAA is a world leader in airport retail. Reaching over 140 million passengers per year at its UK airports.

BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783




BAA

22 May 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628



Dear Sirs

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully



**Sue Welch**
**Assistant Company Secretary**

To: Sue Welch
Assistant Company Secretary
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 22 May 2006

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**
**Disclosure of Interest 22 May 2006**

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

________________________
Signed

________________________
Name

________________________
Date

**BAA plc: Disclosure of interest in shares under S198-202 Companies Act 1985**

BAA plc has today been informed that as at the close of business on 18 May 2006, Bear Stearns International Trading Limited, had an interest in 36,316,915 ordinary shares of the Company, representing 3.359% of its issued share capital.

22 May 2006

BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

**Investor Relations**

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783





24 May 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628



Dear Sirs

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Sue Welch

**Sue Welch**
**Assistant Company Secretary**

To: Sue Welch
Assistant Company Secretary
BAA plc
130 Wilton Road
London
SW1V 1LQ



Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 24 May 2006

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**
**BAA PLC - Rule 2.10 Announcement 23 May 2006**

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

______________________
Signed

______________________
Name

______________________
Date

BAA PLC – Rule 2.10 Announcement

BAA plc ('BAA') announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that subsequent to an issue of 8,306 ordinary shares under the BAA Share Incentive Plan, 9,785 ordinary shares under the BAA Performance Share Plan and 7,052 ordinary shares under the BAA Sharesave Scheme, its issued share capital as at the 23 May 2006 comprises 1,081,105,561 ordinary shares of 100 pence each. The ISIN reference number for these securities is GB0000673409.

In addition, at 23 May 2006, BAA also has the following securities in issue:

Sterling denominated convertible bonds totalling £424m. The ISIN reference number for these securities is XS0145301692.

Sterling denominated convertible bonds totalling £425m. The ISIN reference number for these securities is XS0174150937.

For further information on BAA plc see www.baa.com

Enquiries:

Duncan Bonfield, BAA plc

Tel: +44 (0) 20 7932 6831

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783





22 May 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628



Dear Sirs

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp **Sarah Hunter**
**Head of Investor Relations**

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6783

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 22 May 2006

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

______________________________
Signed

______________________________
Name

______________________________
Date

BAA

# News release

*NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN, INTO OR FROM AUSTRALIA, CANADA OR JAPAN*

**Immediate Release**
**Monday 22 May 2006**

**Comment on Press Speculation**

BAA notes recent press speculation surrounding a capital return to its shareholders. BAA confirms that a letter to be sent to shareholders shortly will include a proposed capital return of £750 million, conditional upon the Ferrovial Consortium's or any other offer lapsing.

For further information on BAA plc see www.baa.com

- Ends -


| | |
|---|---|
| Media enquiries: | Duncan Bonfield, BAA plc<br>Tel: +44 (0)20 7932 6831 |
| City enquiries: | Sarah Hunter, BAA plc<br>Tel: +44 (0)20 7932 6692 |
| Brunswick: | Richard Jacques<br>Tel: +44 (0)7974 982557 |
| | Nick Claydon<br>Tel: +44 (0)7974 982547 |


*The Directors of BAA accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Directors of BAA (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.*



